UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number 0-7277

CUSIP Number 720830AB4

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	March 1, 2008
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pierre Foods, Inc.
Full Name of Registrant

Not Applicable
Former Name if Applicable

9990 Princeton Road
Address of Principal Executive Office (Street and Number)

Cincinnati, Ohio 45246
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Company has notified the administrative agent for its senior credit facility that the Company is in default under the financial covenants in its senior credit facility for the quarter ended March 1, 2008.  Management of the Company is actively engaged in discussions with its senior lenders to address the situation and is actively evaluating various strategic and restructuring alternatives.  Due to the recent underperformance of the Company, the Company is also in the process of completing its goodwill impairment analyses in connection with the audit of its financial statements that are to be included in its Annual Report on Form 10-K for the fiscal year ended March 1, 2008 (the “Form 10-K”).

Management of the Company has spent considerable time and effort in connection with its discussions with the Company’s senior lenders and evaluation of alternatives, and is currently in the process of completing the preparation, review, and approval of the Company’s financial statements, including completion of the requisite goodwill impairment analyses, and providing additional documentation to the Company’s independent registered public accounting firm, Deloitte & Touche LLP, in order to resolve certain pending items.  As a result of these activities, the Company is unable to complete and file the Form 10-K within the prescribed time period.  The Company intends to file the Form 10-K as soon as practicable.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Cynthia S. Hughes	513	874-8741
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that it will report significant changes in its results of operations for its fiscal year ended March 1, 2008 compared with the prior fiscal year.  For the fiscal year ended March 3, 2007, the Company reported net income of $1.8 million.  Based on the information available at this time, the Company anticipates that its results of operations for the year ended March 1, 2008 will include substantial impairment charges and the Company will record a substantial net loss for the fiscal year ended March 1, 2008.  The Company is unable to determine the amount of the loss until the impairment analyses described above are completed.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements which include those regarding the preliminary results for the year ended March 1, 2008 and the anticipated timing for the filing of the Form 10-K.  Actual events and results could vary materially.  In particular, the Company may conclude that the scope of reviewing the impairment charges may change and additional review may be required, and the Company may be required to make additional adjustments to its preliminary results for the year ended March 1, 2008, as a result of its current default under its senior credit facility, its impairment analyses or otherwise.  In addition, actual results are subject, but not limited to, subsequent events and other risks, including the risk factors affecting the Company’s business and financial results set forth in the Company’s other filings with the Securities and Exchange Commission.

Pierre Foods, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 2, 2008	By	/s/ CYNTHIA S. HUGHES
Cynthia S. Hughes Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).